File No. (not assigned)


BABSON-STEWART IVORY INTERNATIONAL FUND, INC.


David L. Babson & Co. Inc. investment counsel with shared investment discretion, has filed Form 13F on behalf of the issuer, Babson-Stewart Ivory International Fund, Inc. Jones & Babson, Inc., investment manager, employs David L. Babson & Co. Inc. as its investment counsel to assist it in the investment advisory function.